Gamehaus Holdings Inc.

March 4, 2024

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Joseph Kempf
Robert Littlepage
Charli Wilson
Matthew Derby

Re:	Gamehaus Holdings Inc.
Amendment No. 1 to Draft Registration Statement on Form F-4
Submitted January 29, 2024
CIK No. 0002000530

Ladies and Gentlemen:

This letter is in response to the letter dated February 16, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Gamehaus Holdings Inc. (the “Company,” “Pubco,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-4 (“Amended Draft Registration Statement No. 2”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-4 Filed January 29, 2024

Unaudited Pro Forma Condensed Combined Financial Information

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 156

1. We note on page F-8 you expect “to complete the reorganization procedure by December 31, 2024.” Tell us and disclose whether or not it is a condition to closing the merger that the registrant will hold 100% equity interest in Kuangre SH. If the transaction is structured in such a manner that significantly different results may occur, provide additional pro forma presentations which give effect to the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X. Otherwise please advise.

We respectfully advise the Staff that it is not a condition to closing the merger that the Company will hold 100% equity interests in Kuangre SH. In response to the Staff’s comments, we have revised our disclosure on pages F-8, F-9, and F-30 of Amended Draft Registration Statement No. 2 to disclose that Gamehaus Inc. (“Gamehaus”) has acquired the remaining 23.2284% of the equity interests in Kuangre SH. Gamehaus held 100% of equity interests in Kuangre SH before and after the termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the reorganization involves the restructuring of the legal structure of the business, which is under common control and does not result in any changes in the economic substance of the ownership and the business. Our management believes that there is no non-controlling interest existing on a pro forma basis.

Performance Results of Operations, page 234

2. We note your discussion of key metrics. However, we also note that for your financial projections and elsewhere, you identify Average Revenue per User (“ARPU”), retention rate, and payment rate as being “core indicators.” Please clarify whether you consider those to be key performance or operational metrics, and include them for the periods presented. To the extent management does not consider these to be key performance indicators, provide tell us how core indicators differ from key performance metrics and why management does not believe they are material to investors.

In response to the Staff’s comments, we have revised our disclosure on pages 232 and 234 of Amended Draft Registration Statement No. 2 to include Average Revenue Per Daily Active User (RPDAU) and payment rates, such as Average Monthly/Daily Payer Conversion Rate (MPCR/DPCR), in the discussion of key performance or operating indicators. In addition, we have revised our disclosure on page 136 of Amended Draft Registration Statement No. 2 to clarify that the core indicators for management projections cover a broader range, including, for example, the retention rate in addition to the above-mentioned key performance indicators.

We respectfully advise the Staff that while the retention rate is crucial for understanding user engagement and loyalty, it does not directly impact financial outcomes in the same manner as key performance indicators, such as Average RPDAU, Average MPCR, and Average DPCR. Therefore, in the Management’s Discussion and Analysis section, we focus on the discussion of key performance indicators that provide clearer insights into financial performance and growth potential. This approach better aligns with investors’ interests in understanding Gamehaus’ financial health and monetization efficiency.

Financial Statements

Gamehaus, Inc. and Subsidiaries

Note 1, Organization and Business description

Reorganization, page F-8

3. We note your financial statements retroactively reflect the termination of the VIE Agreements on September 1, 2023 as if it occurred on June 30, 2021. Your basis for retroactively reporting this post-balance sheet transaction is unclear. Please advise us and tell us if you intend to update your financial statements prior to requesting effectiveness.

In response to the Staff’s comments, we have revised our disclosure on pages F-8, F-9, and F-30 of Amended Draft Registration Statement No. 2 to clarify that Gamehaus has acquired the remaining 23.2284% of the equity interests in Kuangre SH. In February 2024, Gamehaus HK, one of Gamehaus’ subsidiaries, entered into share transfer agreements with Mr. Feng Xie and other minority shareholders to acquire 23.2284% of the equity interests in Kuangre SH. The termination process of the VIE Agreements is deemed completed, and Gamehaus held 100% of the equity interests in Kuangre SH before and after termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the reorganization involves the restructuring of the legal structure of the business, which is under common control and does not result in any changes in the economic substance of the ownership and the business.

4. We note of the remaining 23.2284% of the equity interests in Shanghai Kuangre, only 7.65% is owned by Feng Xie while the remaining equity is held by what appear to be other unrelated parties. With a view towards clarifying disclosure, please explain to us the basis for your accounting for this minority interest under generally accepted accounting principles. Specifically address your basis for retroactively reporting the acquisition of this minority interest as if it occurred on June 30, 2021.

In response to the Staff’s comments, we have revised our disclosure on pages F-8, F-9, and F-30 of Amended Draft Registration Statement No. 2 to disclose that Gamehaus has acquired the remaining 23.2284% of the equity interests in Kuangre SH. In February 2024, Gamehaus HK entered into share transfer agreements with Mr. Feng Xie and other minority shareholders to acquire 23.2284% of the equity interests in Kuangre SH. The termination process of the VIE Agreements is deemed completed, and Gamehaus held 100% of the equity interests in Kuangre SH before and after the termination of the VIE Agreements. In accordance with ASC 805-50-45-5, the reorganization involves the restructuring of the legal structure of the business, which is under common control and does not result in any changes in the economic substance of the ownership and the business. The discussion and presentation of financial statements assumes the completion of the reorganization, which is accounted for retroactively as if it occurred on June 30, 2021.

Software Development Costs, page F-14

5. Tell us why Gamehaus recognized no amortization expense for capitalized software development costs during the year ended June 30, 2023, in light of its publication of three games during the fiscal year.

In response to the Staff’s comments, we have revised our disclosure on page F-14 of Amended Draft Registration Statement No. 2 to clarify that Gamehaus did not recognize amortization expenses for capitalized software development costs during the fiscal year ended June 30, 2023 since the games associated with capitalized software development costs were in the development phase and had not progressed to the stage where development costs could be amortized for accounting purposes. We respectfully advise the Staff that the three games published during the fiscal year ended June 30, 2023 were not internally developed by the Company.

Golden Star Acquisition Corporation

Balance Sheet, page F-32

6. We note in your response to prior comment 29 management believes within one year a majority of the funds held in the trust account will be redeemed by its public shareholders and therefore be unavailable to be used for an acquisition of long-term assets. We continue to believe since the funds are restricted as to withdrawal and will be used for other than current operations, i.e., it will be used to fund shareholder redemptions, it should be classified outside of current assets. We refer you to the guidance in ASC 210-10-45-4.

We respectfully acknowledge the Staff’s comment and have evaluated the effect to the financial statements and related notes and will incorporate the suggested revision in the financial statements as of and for the year ended December 31, 2023. However, as we are currently in process of actively preparing the annual report as of the year ended December 31, 2023, the suggested correction will be made on the financial statements and related notes as of and for the year ended December 31, 2023, which will be included in the subsequent filings with the Commission following Amended Draft Registration Statement No. 2.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Ling Yan
Name:	Ling Yan
Title:	Chief Financial Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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